DENMARK BANCSHARES, INC.

EXHIBIT (21.1)

List of Subsidiaries

Name	Jurisdiction of Incorporation
1. Denmark State Bank	Wisconsin
2. Denmark Agricultural Credit Corporation	Wisconsin
2. DBI Properties, Inc.	Wisconsin
3. Denmark Investments, Inc.	Nevada

All subsidiaries listed are 100% directly owned by Denmark Bancshares, Inc. except that

Denmark Investments, Inc. is 100% owned by Denmark State Bank.